Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

November 16, 2016

Re:	APPALACHIAN POWER COMPANY
Registration Statement No. 333-214448

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Appalachian Power Company (hereafter the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on November 18, 2016, or as soon thereafter as is practicable.

Very truly yours,

APPALACHIAN POWER COMPANY

By:	/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary

cc:	Scott Anderegg, Esq.